Exhibit 99.1

Collective Mining Drills 397.50 Metres at 2.62 g/t Gold Equivalent Commencing from Surface at Apollo

•	High-grade gold, copper, silver and tungsten assay results have been received for the further six holes from the shallow drilling program designed to outline and expand the zone of mineralization with highlighted results as follows:
•	397.50 metres @ 2.62 g/t gold equivalent (1.20 g/t gold, 60 g/t silver, 0.33% copper and 0.07% WO3) from surface (APC-122) with a grade accumulation of 1,041 gram x metres. The hole bottomed while still in strong mineralization.
•	135.20 metres @ 2.71 g/t gold equivalent (0.66 g/t gold, 50 g/t silver, 0.67% copper, and 0.15% WO3) from surface (APC-119)

TORONTO, July 14, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for six diamond drill holes designed to better outline and expand the shallow portion of gold-silver-copper-tungsten mineralization at the Apollo system ("Apollo"). Apollo, which begins at surface and is strongly mineralized over 1,200 vertical metres and open at depth, is the most advanced discovery made to date within the Company's multi-target, Guayabales project in Caldas, Colombia.

The Company currently has nine drill rigs operating as part of its fully funded 70,000 metre drill program for 2025 with seven rigs operating at the Guayabales Project and two rigs turning at the San Antonio Project. Drilling in the Guayabales Project is focusing on defining the shallow mineralization, high-grade sub-zones, expanding the high-grade Ramp Zone at depth and testing a series of Apollo look-alike gravity targets which were announced recently (see press release dated June 30, 2025). Two additional deep capacity rigs are being mobilized to resume testing the high-grade Ramp Zone with the first of these rigs expected to begin operations by early August 2025.

Approximately 129,500 metres of diamond drilling has been completed to date at the Guayabales Project, including 91,000 metres at Apollo. There are currently twenty-five drill holes in the lab with assay results for most of these holes expected in the near term.

Ari Sussman, Executive Chairman commented: "Drilling at Apollo continues to intercept impressive mineralization which begins at surface, extends over more than 1,200 vertical metres and is still open at depth. The second half of the year is going to be exciting as we are positioning the Company to deliver the next leg of growth.  Firstly, and importantly, the first of two, deep penetrating rigs has just arrived in Colombia and will soon be mobilized to Apollo where it will begin an expansion program of the high-grade Ramp Zone located at the bottom of Apollo. Secondly, exploratory drilling is underway on the series of Apollo look-alike gravity anomalies located within 2 kilometres of Apollo and on trend from the Marmato mine. Finally, our second rig at the San Antonio Project is now turning as we follow up on promising earlier drill results indicating the potential to discover a large porphyry system."

Details (see Table 1 and Figures 1-3)

•	Six drill holes drilled from Pad 22 and Pad 23 intersected high-grade gold, silver, copper and tungsten mineralization at or near surface in intervals ranging between 50 and 400 metres, with results as follows:
•	APC-122: 397.50 metres @ 2.62 g/t gold equivalent from surface and bottoming in high-grade mineralization including:
•	57.70 metres @ 4.00 g/t gold equivalent from 17.40 metres
•	40.55 metres @ 4.00 g/t gold equivalent from 293.25 metres
•	34.80 metres @ 4.13 g/t gold equivalent from 348.20 metres

The intercept in hole APC-122 yielded 1,041 g/t gold equivalent on a gram X metre basis and is the eighteenth gold equivalent accumulation drilled at Apollo at over 1,000 grams x metres.

•	135.20 metres @ 2.71 g/t gold equivalent from surface and including 43.85 metres @ 3.15 g/t gold equivalent (APC-119 drilled in a northwest direction from Pad 22).
•	152.10 metres @ 2.06 g/t gold equivalent from surface and including 23.0 metres @ 3.19 g/t gold equivalent (APC-120 drilled to the south from Pad 22).
•	73.75 metres @ 1.69 g/t gold equivalent from 7.25 metres downhole and including 19.85 metres @ 3.04 g/t gold equivalent (APC-116 drilled to the northwest from Pad 23).
•	72.85 metres @ 2.01 g/t gold equivalent from 15.0 metres downhole and 20.30 metres @ 2.61 g/t gold equivalent from 113.65 metres downhole (APC-118 drilled in a northeast direction from Pad 23).
•	68.30 metres @ 1.58 g/t gold equivalent from 42.50 metres and including 23.0 metres @ 3.31 g/t gold equivalent (APC-121 drilled in a northeast direction from Pad 23).
•	Over two thirds of the 33-hole infill drill program have now been completed with assays still pending for eight holes. To date, drill intercepts from the shallow program have expanded the volume of the shallow mineralized area by approximately 5 percent. Once the shallow drilling infill program has been completed, the average drill hole spacing will be 35 metres from surface to a vertical depth of 150 metres.

Table 1: Assays Results for Drill Holes APC-116, APC-118, APC-119, APC-120, APC-121 and APC-122

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	WO3%	AuEq g/t*
APC-116	7.25	81.00	73.75	1.18	8	0.13	0.08	1.69
Incl.	7.25	27.10	19.85	2.46	14	0.18	0.06	3.04
APC-118	15.00	87.85	72.85	1.18	18	0.23	0.09	2.01
and	113.65	133.95	20.30	0.42	116	0.50	0.01	2.61
APC-119	1.70	136.90	135.20	0.66	50	0.67	0.15	2.71
Incl.	24.50	68.35	43.85	0.72	45	0.80	0.22	3.15
APC-120	1.00	153.10	152.10	0.35	53	0.46	0.12	2.06
Incl.	1.00	24.00	23.00	0.52	37	0.21	0.55	3.19
APC-121	42.50	110.80	68.30	1.16	12	0.18	0.01	1.58
Incl.	63.90	86.90	23.00	2.63	20	0.29	0.03	3.31
APC-122	0.00	397.50	397.50	1.20	60	0.33	0.07	2.62
Incl.	17.40	75.10	57.70	2.05	39	0.24	0.34	4.00
& Incl.	293.25	333.80	40.55	1.89	115	0.49	0.00	4.00
& Incl.	348.20	383.00	34.80	3.80	27	0.07	0.00	4.13

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.015 x 0.85) + (Cu (%) x 1.44 x 0.95) + (WO3 (%) x 4.84 x 0.72) utilizing metal prices of Au - US$2,200/oz, Ag - US$33/oz, Cu - US$4.62/lb and WO3 - US$15.51/lb and recovery rates of 97% for Au, 85% for Ag, 95% for Cu and 72% for WO3. `1Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024, and October 3, 2024. True widths are between 60%-100% of the total length and grades are uncut.

Figure 1: Plan View of the Apollo System Highlighting Drill Holes in this Release (CNW Group/Collective Mining Ltd.)

6.03/1.25
3.21/1.25
2.06/1.10
1.22/1.20
4.16/1.10
2.89/1.10
6.03/1.10
4.24/1.35
0.41/1.05
1.89/1.05
0.23/1.05
11.20/1.10
5.62/1.10
5.08/0.95

15.75m @ 3.90 g/t AuEq (from 4.80m downhole)

(1.31 g/t Au, 75 g/t Ag, 0.20% Cu & 0.40% WO_3)

APC-122 Interval | Assays results: (AuEq g/t) / metre

Figure 2: Drill Core Tray Photo Highlighting Mineralization from Surface of Drill Hole APC-122 (CNW Group/Collective Mining Ltd.)

Figure 3: Plan View of the Guayabales Project Highlighting the Apollo Target Area (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives are to improve the overall grade of the Apollo system by systematically drill testing newly modeled potentially high-grade sub-zones, expand the Apollo system by stepping out along strike to the north and expanding the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of less advanced or newly generated targets including Trap, the Knife and X. Additionally, the Company has launched its largest drilling campaign in history at the San Antonio Project as it hunts for a large bulk-tonnage porphyry system.

Management, insiders, a strategic investor and close family and friends own 44.5% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2 metres intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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For further information: Investors and Media, Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 14-JUL-25